Exhibit (a)(1)(B)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

We realize that many of our employees currently hold stock options with exercise prices significantly higher than the current market prices of our common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that the Board of Directors and management of Susser views as important for our long-term strategy.

We are therefore pleased to announce that the Board of Directors has approved a stock option exchange offer in which you are eligible to participate. Specifically, you will have the opportunity to exchange your options that have an exercise price at or above $13.92 per share for exchange consideration consisting of (i) shares purchasable upon exercise of newly issued stock options (“exchange options”) and (ii) in the case of non-executive officer participants, shares of our restricted common stock (“exchange stock”).

For each non-executive officer participant, the value of the total exchange consideration received by such participant will be equally divided between exchange options and exchange stock. The total number of shares represented by the exchange consideration received by each participant will be less than the number of shares represented by the surrendered options. The exercise price per share of the exchange options will be equal to the greater of $10.00 or the closing price per share of our common stock on the NASDAQ on the date the exchange options are granted (which is expected to be the expiration date of the exchange offer).

Enclosed you will find the following documents related to Susser’s stock option exchange offer: an Offer to Exchange Certain Outstanding Stock Options for New Stock Options and New Shares of Restricted Stock, an Election Form, and a Notice of Withdrawal. In addition, on May 28, 2010 and June 7, 2010 in Corpus Christi and on June 1, 2010 in Houston, we will hold employee meetings to discuss the option exchange program. In anticipation of the meetings, we will email you the Stock Option Exchange Program Employee Presentation that we will deliver at the meetings.

Please carefully read the documents and instructions enclosed with this letter and review the Stock Option Exchange Program Employee Presentation. The Election Form must be returned as indicated in the enclosed materials to Dee Suarez, so that it is received before the Expiration Date, which we expect will be at 11:59 p.m., Central Time, on June 27, 2010 (or a later Expiration Date if we extend the offer).

If you have any questions about the exchange offer, please contact Dee Suarez, by mail or delivery service at 4525 Ayers Street, Corpus Christi, Texas 78415, by phone at (361) 884-2463, or by e-mail at DSuarez@susser.com.